Exhibit (a)(1)(B)
STOCK OPTION EXCHANGE
FREQUENTLY ASKED QUESTIONS
       These Frequently Asked Questions relate to our offer to exchange all outstanding options held by Eligible Employees to purchase shares of our common stock that were granted before January 21, 2011 and that have an exercise price equal to or greater than $2.37 per share, except for outstanding options that are subject to performance-based vesting conditions and are not fully vested as of the Commencement Date. These Frequently Asked Questions are to be read in conjunction with the Offer Documents. Capitalized terms are defined in the Glossary attached as Appendix A to these Frequently Asked Questions.
Q1	What is the stock option exchange program?

A1	The stock option exchange program, or the Offer, is a voluntary program permitting Eligible Employees to exchange Eligible Option Grants for a reduced number of Replacement Options to purchase shares of our common stock for an exercise price equal to the Fair Market Value of such common stock on the date of grant. The Replacement Options will be granted pursuant to our 2005 Plan. We expect to grant the Replacement Options on February 22, 2011, or if we extend the expiration of the Offer to a later date, then we expect to grant the Replacement Options on the first business day after the expiration of the Offer.

The Offer will be open to all Eligible Employees. Non-employee members of our Board of Directors and our consultants will not be eligible to participate in the Offer.

Your participation in the Offer is voluntary; you may either keep your current Eligible Option Grants at their current exercise price or cancel those Eligible Option Grants in exchange for Replacement Options with an exercise price equal to the Fair Market Value on the date of grant.
Q2	Why is the stock option exchange program being offered?

A2	In light of the decline in the price of our common stock during the last several years, we recognize that many of our employees hold options that are “underwater” (meaning that the exercise prices are higher than the current market price of our common stock). As of January 19, 2011, Eligible Employees held Eligible Option Grants for approximately 2,824,044 shares with exercise prices equal or greater than $2.37 per share. As of January 19, 2011, the closing sales price of our common stock as reported by Nasdaq was $1.33. We believe that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs and that an equity stake in our success is a critical component of these programs. Options that are substantially underwater are no longer effective as performance and retention incentives. We believe the Offer will provide us with a renewed opportunity to give Eligible Employees an economic stake in our future growth and success.

Q3	Why can’t I just be granted additional options?

A3	We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. Because of the large number of stock options that are currently outstanding, a large grant of new options could potentially have a dilutive effect on the holdings of our stockholders. Additionally, one of the goals of the Offer is to reduce the significant number of our stock options that we believe are not serving their intended purpose of incentivizing employees.

Q4	What options may I exchange as part of this program?

A4	As described more fully below, we are offering to exchange certain stock options held by Eligible Employees that are currently outstanding under our 2005 Plan.

Any option that was granted to an Eligible Employee before January 21, 2011 with an exercise price equal to or greater than $2.37 per share that is outstanding on the Expiration Date of the Offer, which is currently expected to be February 18, 2011, or a later date if we extend the Offer, will be eligible for exchange, except for outstanding stock options that are subject to performance-based vesting conditions and are not fully vested as of the Commencement Date.

Concurrently with this Offer you have been given login instructions for accessing Mellon’s website. After accessing the website, you can view your Eligible Option Grants by going to the election form on the Mellon website. If you have misplaced or not received your Mellon login instructions, please call Mellon at 1-866-395-4634. You have also been provided instructions on how to tender Eligible Option Grants for exchange other than through the website in case you are unable to access the website maintained by Mellon due to technical failures (or lack of internet service).
Q5	May I tender options that I have already exercised?

A5	The Offer only permits the exchange of options, and does not apply in any way to shares purchased, whether upon the exercise of options or otherwise (including purchases via the open market and our 2005 Employee Stock Purchase Plan), whether or not you have vested in those shares. If you have exercised an Eligible Option Grant in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Eligible Option Grants for which you have both properly submitted an exercise notice and tendered the exercise price prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q6	Are purchase rights granted under our 2005 Employee Stock Purchase Plan eligible for exchange under the stock option exchange program?

A6	No. Neither purchase rights granted under our 2005 Employee Stock Purchase Plan nor shares of our common stock acquired under our 2005 Employee Stock Purchase Plan are eligible for exchange in the Offer.

Q7	How many Replacement Options will I receive for the options that I exchange?

A7	The number of Replacement Options that you will receive in the Offer is related to the exercise price of your Eligible Option Grants. We have established three exchange ratios for Eligible Option Grants depending on their exercise prices. The following table sets forth the three exchange ratios and the range of exercise prices applicable to each exchange ratio:

Exchange Ratio:
Eligible Option Grant
Exercise	Shares per Replacement
Price Range	Option Shares
$2.37-$3.99	1.5 to 1
$4.00-$5.99	2 to 1
$6.00 And Up	4 to 1
The total number of Replacement Options an Eligible Employee will receive with respect to a surrendered Eligible Option Grant will be determined by applying the applicable exchange ratio to the number of shares underlying the surrendered Eligible Option Grant and rounding to the nearest whole share (with fractional shares equal to or greater than 0.5 rounded up to the nearest whole share and fractional shares less than 0.5 rounded down to the nearest whole share). For example, if an Eligible Employee holds an option to purchase 1,000 shares of our common stock at an exercise price of $7.00 per share, he or she would be entitled to exchange that option for a Replacement Option to purchase 250 shares (i.e., after applying the applicable 4 to 1 exchange ratio set forth in the table above) with such Replacement Option having an exercise price per share that is equal to the Fair Market Value of our common stock on the date the Replacement Option is granted. Note that the exchange ratios apply to each of your Eligible Option Grants separately.

Q8	Why isn’t the exchange ratio simply one-for-one and how were the exchange ratios calculated?

A8	Our stock option exchange program is designed to balance our interests and those of our employees and stockholders. In general, the exchange ratios selected for the Offer were intended to result in the issuance of Replacement Options that, in the aggregate, have a fair value estimated to be less than or equal to the fair value of the Eligible Option Grants surrendered in the exchange as calculated using the Black-Scholes-Merton option-pricing model.

Q9	If the price of our common stock were to increase after the date on which my Eligible Option Grants are cancelled, is it possible that those cancelled Eligible Option Grants would have ultimately been more economically valuable than the Replacement Options I received in exchange for them?

A9	Yes. If the price of our common stock increases after the date on which your Eligible Option Grants are cancelled, those cancelled Eligible Option Grants might prove to have been worth more than the Replacement Options that you receive in exchange for them. For example, if you exchange Eligible Option Grants covering 1,000 shares with an exercise price of $7.00 per share, you would receive a Replacement Option covering 250 shares (after applying the applicable exchange ratio of four Eligible Option Grant shares for every one Replacement Option share). Assume, for illustrative purposes only, that the exercise price for the Replacement Options is $1.25 per share. Also assume, for illustrative purposes only, that three years after the Replacement Option grant date the fair market value of our common stock had increased to $9.00 per share. Under this example, if you had kept your exchanged Eligible Option Grants, exercised them, and sold the underlying shares at $9.00 per share, you would have realized a pre-tax gain of $2,000, but if you exchanged your options and sold the shares subject to the Replacement Options for $9.00 per share, you would only realize a pre-tax gain of $1,937.50.

Note that this discussion does not take into account vesting. Your Eligible Option Grants may be fully vested, whereas the Replacement Options granted pursuant to the Offer will be subject to vesting restrictions. You should take into account the fact that the Replacement Options are subject to future vesting when deciding whether to participate in the Offer.

Q10	If I elect to participate in the Offer, when will I receive my Replacement Options?

A10	If you participate in the Offer, we currently expect to grant you your Replacement Options on February 22, 2011, or if we extend the expiration of the Offer to a later date then we expect to grant the Replacement Options on the first business day after the expiration of the Offer.

Q11	How will my Replacement Options vest?

A11	Replacement Options issued in the exchange will be completely unvested at the time they are granted and will become vested on the basis of your continued employment with us. Regardless of whether Eligible Option Grants are vested or unvested on the Commencement Date, Replacement Options shall become 33% vested on the one-year anniversary following the date the Replacement Options are granted, with the balance of the shares vesting in a series of twenty-four successive equal monthly installments. If the Continuous Service (as defined in the 2005 Plan) of the holder of one or more Replacement Options terminates within 3 months prior to, or 12 months following, the effective date of a Change in Control (as defined in the 2005 Plan) due to (i) an involuntary termination (excluding death or disability) without Cause (as defined below), or (ii) a voluntary termination for Good Reason (as defined below), the vesting and exercisability of such Replacement Options shall be accelerated in full. Please see Section 9 of the Offer Documents for additional information regarding the vesting of the Replacement Options.

For purposes of the Replacement Options, “Cause” means: (i) the option holder’s arrest for violation of a state or federal criminal law involving the commission of any felony against Alexza; (ii) the option holder’s intentional, material violation of any material written contract or agreement between the option holder and Alexza (which, if curable, is not cured within 20 days after written notice thereof by Alexza to the option holder); (iv) the option holder’s unauthorized use or disclosure of Alexza’s confidential information or trade secrets; or (v) the option holder’s continued gross misconduct (which, if curable, is not cured within 20 days after written notice thereof by Alexza to the option holder). The determination that a termination is for Cause shall be made by Alexza in its sole discretion. Any determination by Alexza that the option holder’s employment was terminated with or without Cause for the purposes of the Replacement Options shall have no effect upon any determination of the rights or obligations of Alexza or the option holder for any other purpose.
For purposes of the Replacement Options, “Good Reason” means that one or more of the following are undertaken by Alexza without the option holder’s express written consent: (i) relocation of the option holder’s place of work greater than 25 miles from the option holder’s work location as of the date of grant of the Replacement Options; (ii) a decrease in compensation; or (iii) Alexza unilaterally makes significant detrimental changes to the option holder’s job responsibilities, including without limitation any action resulting in a diminution in the option holder’s position, authority, duties or responsibilities as of the date of the Replacement Option is granted.

IF YOU EXCHANGE ELIGIBLE OPTION GRANTS FOR REPLACEMENT OPTIONS AND YOUR EMPLOYMENT WITH US TERMINATES FOR ANY REASON BEFORE THE DATE THE REPLACEMENT OPTIONS VEST, THEN YOU WILL FORFEIT ANY REPLACEMENT OPTIONS RECEIVED THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US TERMINATES.

Under the terms of the 2005 Plan, all stock awards, including Replacement Options, held by persons whose service with us has not terminated generally fully vest in the event that such stock awards are not assumed or replaced in certain change-in-control transactions.
Q12	What are the other terms and conditions of my Replacement Options?

A12	Each Replacement Option represents a right to acquire a specific number of shares of our common stock at a fixed exercise price per share that is equal to the Fair Market Value of our common stock on the date the Replacement Option is granted. Replacement Options will be granted pursuant to the 2005 Plan and will be incentive stock options to the maximum extent permitted by law, even if the Eligible Option Grants surrendered in the Offer were nonstatutory stock options. Please see Section 13 of the Offer Documents on the difference in tax treatment between an incentive stock option and a nonstatutory stock option. We may require you to satisfy any applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. For additional information regarding the terms of the Replacement Options to be issued in the exchange, please refer to your 2005 Plan prospectus available on our intranet.

Q13	Are there conditions to the Offer?

A13	Yes. The Offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer Documents, which you should read carefully. However, the Offer is not conditioned on a minimum number of option holders accepting the Offer or a minimum number of Eligible Option Grants being exchanged. If any of the events described in Section 6 of the Offer Documents occur, we may terminate, extend or amend the Offer at any time prior to the expiration of the Offer.

Q14	Are there any eligibility requirements I must satisfy in order to receive the Replacement Options?

A14	In order to receive Replacement Options, you must be employed by us (including employees on a leave of absence) on the Commencement Date and you must remain continuously employed by us or be on a leave of absence through the date Replacement Options are granted. However, non-employee members of our Board of Directors and our consultants are NOT eligible to participate in the Offer.

PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US. YOUR EMPLOYMENT IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

IF YOUR EMPLOYMENT WITH US TERMINATES AFTER YOU TENDER YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER. IF THE EXPIRATION DATE AND THE GRANT DATE ARE DIFFERENT AND YOUR EMPLOYMENT WITH US TERMINATES FOLLOWING THE EXPIRATION DATE AND PRIOR TO THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED AND YOUR EXCHANGED ELIGIBLE OPTION GRANTS WILL NOT BE REINSTATED.

Q15	Are employees who tender their Eligible Option Grants and are on a leave of absence on the date the Replacement Options are granted eligible to participate?

A15	If you tender your Eligible Option Grants and they are cancelled in the exchange and, on the date Replacement Options are granted, you are on a leave of absence protected by statute, then you will be entitled to receive the applicable number of Replacement Options on the date Replacement Options are granted. If, however, on the date Replacement Options are granted you are on a leave that is not protected by statute, then your Replacement Options will be issued on the date, if any, that you return to regular employment with us.

Q16	Are the terms and conditions of the Offer the same for everyone?

A16	Yes. The terms and conditions are the same for everyone who is eligible to participate in the Offer (See Question & Answer 14).

Q17	How should I decide whether or not to participate?

A17	We understand that this will be a challenging decision for everyone. The Offer does carry considerable risk, and there are no guarantees regarding our future stock performance. As a result, the decision to participate must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of Nasdaq, our own stock price and our business and your desire and ability to remain an employee of Alexza until the Expiration Date and the date the Replacement Options become vested (also see Question & Answer 9). Alexza cannot advise you on the decision to participate in the Offer, and we have not authorized anyone to make any recommendation on our behalf as to your choices. You are strongly encouraged to seek further advice from your tax, financial and legal advisors.

Q18	How does the Offer work?

A18	On or before the Expiration Date (which we currently expect to be February 18, 2011), you may decide to exchange any of your Eligible Option Grants for a reduced number of Replacement Options. The number of Replacement Options you are entitled to receive upon exchange of your Eligible Option Grants will be determined by the applicable exchange ratio (see Question & Answer 7).

Q19	What if my Eligible Option Grants are not currently vested? Can I exchange them?

A19	Yes. Your Eligible Option Grants do not need to be vested in order for you to exchange them in response to the Offer.

Q20	If I elect to exchange my Eligible Option Grants, do I have to exchange all of my Eligible Option Grants or can I just exchange some of them?

A20	If you have more than one Eligible Option Grant, then you may exchange any or all of them. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange the entire unexercised portion of the Eligible Option Grant that you tender in response to the Offer. Generally, each Eligible Option Grant is exercisable for a number of shares of our common stock. For example, an employee might have received a stock option grant to purchase 100 shares of our common stock. The option to purchase all 100 shares would have been granted on the same date with the same exercise price. When we state that you may not exchange part of any particular Eligible Option Grant, we mean that you can elect to exchange either all of none of the underlying shares of common stock subject to a particular grant. Using the example of an Eligible Option Grant to purchase 100 shares of our common stock, assuming the entire stock option was still outstanding (i.e., unexercised) with respect to all 100 shares, you could elect to exchange all or none of the 100 shares subject to the stock option. You may not elect to surrender only a portion of the Eligible Option Grant (i.e., less than 100 shares subject to the stock option).

Q21	My options are separated between incentive stock options and nonstatutory stock options because my original grant exceeded the $100,000 limit on incentive stock options imposed by U.S. tax laws. Can I exchange one part but not the other?

A21	No. An Eligible Option Grant that has been separated into a partial incentive stock option and a partial nonstatutory stock option is still considered to be a single option, and cannot be separated for purposes of the Offer. When you access Mellon’s website to view your Eligible Option Grants, and on any paper election form/withdrawal form delivered to you upon proper request if you are unable to access or submit your election via the Offer website, any Eligible Option Grants that were previously separated into a partial incentive stock option and a partial nonstatutory stock option will be listed as one single Eligible Option Grant.

Q22	Can I exchange the remaining portion of an Eligible Option Grant that I have partially exercised?

A22	Yes. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Options for which you have properly submitted an exercise notice and tendered the exercise prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q23	Will I be required to give up all of my rights under the cancelled options?

A23	Yes. Once we have accepted your tendered Eligible Option Grants, your tendered Eligible Option Grants will be cancelled and you will no longer have any rights thereunder. We intend to cancel all tendered Eligible Option Grants on the same U.S. business day as the Expiration Date. We currently expect that the Expiration Date will be February 18, 2011. (See Section 5 of the Offer Documents).

Q24	Will the terms and conditions of my Replacement Options be the same as my exchanged options?
A24	Replacement Options will be granted pursuant to the 2005 Plan and will be incentive stock options to the maximum extent permitted by law, even if the Eligible Option Grants surrendered in the Offer were nonstatutory stock options. (See Section 13 of the Offer Documents).

Regardless of whether Eligible Option Grants are vested or unvested on the Commencement Date, Replacement Options shall be fully unvested, and become 33% vested on the one-year anniversary following the date the Replacement Options are granted, with the balance of the shares vesting in a series of twenty-four successive equal monthly installments. If the Continuous Service (as defined in the 2005 Plan) of the holder of one or more Replacement Options terminates within 3 months prior to, or 12 months following, the effective date of a Change in Control (as defined in the 2005 Plan) due to (i) an involuntary termination (excluding death or disability) without Cause (as defined in Question & Answer 11), or (ii) a voluntary termination for Good Reason (as defined in Question & Answer 11), the vesting and exercisability of such Replacement Options shall be accelerated in full.

The term of each Replacement Option shall be five years, instead of the typical ten-year term of other stock options granted under the 2005 Plan.

All other terms and conditions of the replacement stock options issued in the stock option exchange program will be substantially the same as those that apply generally to stock options granted under the 2005 Plan.

Q25	Will I have to pay taxes if I participate in the Offer?

A25	You generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the date on which the Replacement Options are granted. However, to the extent the Replacement Options are nonstatutory stock options, you generally will have taxable income upon exercise of your Replacement Options, at which time we will also generally have a tax withholding obligation. We may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. You may also have taxable income when you sell the shares issued upon exercise of the Replacement Option. (See Section 13 of the Offer Documents).

For all employees, we strongly recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the Offer.
Q26	What are the tax implications for not participating in the Offer?

A26	We have designed the Offer to avoid changing the tax treatment of your Eligible Option Grants if you do not accept the Offer. However, if the Offer is extended beyond the original Expiration Date, then the U.S. Internal Revenue Service (IRS) may characterize the Offer as a modification of those Eligible Option Grants that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that your Eligible Option Grants have been modified could extend the Eligible Option Grants’ holding period to qualify for favorable tax treatment and cause a portion of your Eligible Option Grants to be treated as nonstatutory stock options. If you choose not to exchange your Eligible Option Grants and you have been granted incentive stock options, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of those Eligible Option Grants and the sale of the common stock that you will receive upon exercise.

Q27	What if my employment is terminated prior to the Expiration Date?

A27	If you elect to participate in the Offer and your employment with us terminates, whether voluntarily, involuntarily or for any other reason (including death), prior to 8:00 p.m., U.S. Eastern Time on the Expiration Date, which is currently expected to be February 18, 2011, we will not accept your election to participate in the Offer and you will not receive any Replacement Options. If your employment with us is terminated as part of any announced reduction in force, you will fall in this category. If this occurs, no changes will be made to the terms of the Eligible Options that you elected to exchange and these Eligible Options will be treated as if you had declined to participate in the Offer. In that case, generally, you may exercise your Eligible Options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your Eligible Options. AGAIN, IF YOU ARE NOT EMPLOYED BY US ON THE EXPIRATION DATE, YOU MAY NOT PARTICIPATE IN THE OFFER.

YOUR EMPLOYMENT IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.
Q28	What if my employment is terminated after the date that my Eligible Option Grants are cancelled and before the date the Replacement Option is granted?

A28	If the Expiration Date and the date the Replacement Options are granted are different and your employment with us is terminated, whether voluntarily, involuntarily (including as part of any announced reduction in force) or for any other reason (including death) after the Expiration Date and prior to the date the Replacement Options are granted, you will forfeit the Eligible Option Grants that were cancelled, and you will not receive any Replacement Options.

THE OFFER DOES NOT CHANGE THE “AT-WILL” NATURE OF YOUR EMPLOYMENT, AND YOUR EMPLOYMENT MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

We expect to grant the Replacement Options on the first business day after the Expiration Date, which is currently expected to be February 22, 2011, or a later date if we extend the Offer.
Q29	How long will the Offer remain open?

A29	Presently, the Offer is scheduled to remain open until 8:00 p.m., U.S. Eastern Time on the Expiration Date, which is currently expected to be February 18, 2011. We currently have no plans to extend the Offer beyond February 18, 2011. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Eastern Time, on the next business day following the scheduled or announced Expiration Date.

Q30	What do I need to do to exchange my Eligible Option Grants?

A30	To exchange your Eligible Option Grants, you must make your election through Mellon using the instructions sent to each employee by email before 8:00 p.m., U.S. Eastern Time, on the Expiration Date, which is expected to be February 18, 2011. If you are an employee on a leave of absence without email access as of the Commencement Date, we will mail the instructions to you. If you are not able to access the website or have difficulties logging in, please contact Mellon by telephone at 1-866-395-4634 or contact the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 for assistance. If you do not accept electronically through the website maintained by Mellon, or, in the case that you are unable to access the website maintained by Mellon due to technical failures (or lack of internet service), by timely return of a properly requested paper election form/withdrawal form to Mellon in accordance with Sections 3 and 4 of the Offer Documents, you will be deemed to have rejected this Offer. No late deliveries will be accepted. We may reject any Eligible Option Grant if we determine the election is not properly made or to the extent that we determine it would be unlawful to accept the Eligible Option Grants.

Q31	What is the deadline to elect to participate in the Offer?

A31	You must make your election through Mellon using the instructions sent to each employee by email before 8:00 p.m., U.S. Eastern Time on the Expiration Date, which is expected to be February 18, 2011. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Eastern Time, on the next business day following the scheduled or announced Expiration Date.

Q32	Can I change my election? How often?

A32	Yes. You can change your election at any time by submitting an updated election form through the Mellon website using the instructions sent to each employee, prior to the deadline. If you are unable to access the Mellon website due to technical failures (or lack of internet service), you may also request and submit a paper election form/withdrawal form to Mellon with respect to any Eligible Option Grants previously tendered or re-tender any Eligible Option Grants that were previously withdrawn by use of a subsequent paper election form/withdrawal form, each in accordance with Section 4 of the Offer Documents, so long as any such notice is received by Mellon prior to the deadline. There is no limit to the number of times you can change your election prior to the deadline. However, the last election delivered prior to the deadline will determine your decision to elect. Election forms and paper election forms/withdrawal forms will not be accepted by any means other than through the Mellon website or the methods specified in Sections 3 and 4 of the Offer Documents, as applicable.

Q33	What will happen if I don’t elect to participate by the deadline?

A33	If you miss this deadline, you cannot participate in the Offer. No late submissions will be accepted.

Q34	Will I receive a confirmation of my election?

A34	Yes. After you make an election through the Mellon website, Mellon will send you an email confirmation indicating we have received your election. Similarly, after you change your election, Mellon will send you an email confirmation indicating we have received your subsequent election form. You should print these email confirmations and keep them with your records. If you send paper election materials to Mellon, Mellon will confirm receipt of a paper election via mail after receipt of the election form. If you do not receive confirmation of receipt, it is your responsibility to ensure that Mellon has properly received your election. If Mellon does not receive either the paper election materials or your online election before 8:00 p.m., U.S. Eastern Time, on the Expiration Date, we will interpret this as your election not to participate in the Offer. We do not currently expect to contact you to confirm your election not to participate.

Q35	What if I don’t accept the Offer?

A35	The Offer is completely voluntary. You do not have to participate, there are no penalties for electing not to participate in the Offer and the Offer will generally have no effect on Eligible Option Grants that you choose not to surrender or Eligible Option Grants that are not accepted for exchange in the Offer. However, if you are an employee residing in the United States, and you choose not to participate in the Offer and your Eligible Option Grants are incentive stock options, and if the Offer is extended beyond its original Expiration Date, then the IRS could decide that the Offer is a modification of the status of your incentive stock options. A successful assertion by the IRS that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonstatutory stock options. For further details, please consult with your personal tax advisor.

Q36	Where do I go if I have additional questions about the Offer?

A36	Please direct your questions to Mellon by telephone at 1-866-395-4634. We will review these questions periodically throughout the exchange period and to the extent we deem it appropriate, we will add the appropriate information to this Frequently Asked Questions section of the option exchange website maintained by Mellon. For additional information or assistance, please contact the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 or optionexchange@alexza.com.

APPENDIX A
GLOSSARY
     2005 Plan means our 2005 Equity Incentive Plan. All Replacement Options will be issued under the 2005 Plan.
     Alexza means Alexza Pharmaceuticals, Inc. and its subsidiaries.
     Board of Directors means the Board of Directors of Alexza, including the Compensation Committee thereof.
     Commencement Date means the date that we first provide to Eligible Employees the opportunity to participate in the Offer and the means to exchange Eligible Option Grants, which is January 21, 2011.
     Eligible Employees means all persons who as of the commencement of the Offer are employed by us, but excludes non-employee members of our Board of Directors and our consultants.
     As used in these materials, employed and employment does not include service as a member of our Board of Directors or as a consultant for us.
     Eligible Option Grants means all outstanding stock options that were granted under our 2005 Plan held by Eligible Employees that were granted before January 21, 2011 and that have an exercise price that is equal to or greater than $2.37 per share, except for outstanding stock options that are subject to performance-based vesting conditions and are not fully vested as of the Commencement Date.
     Expiration Date means the time that the Offer will expire, which is currently set to be at 8:00 p.m., U.S. Eastern Time on February 18, 2011, unless we extend the expiration of the Offer to a later date.
     Fair Market Value means the closing sales price of our common stock as quoted on Nasdaq on the date of determination (or, if no closing sales price was reported on that date, on the last trading date such closing sales price was reported).
     Mellon means BNY Mellon Shareowner Services.
     Nasdaq means The NASDAQ Global Market.
     Offer means the offer to exchange Eligible Option Grants for Replacement Options.
     Offer Documents means the Offer to Exchange Outstanding Options to Purchase Common Stock including, without limitation, the Summary Term Sheet, the Risk Factors, the Glossary and the Questions and Answers (as they each may be amended from time to time).

     Replacement Options means options issued pursuant to the Offer in exchange for the Eligible Option Grants.
     SEC means the U.S. Securities and Exchange Commission.
     Schedule TO means the Tender Offer Statement on Schedule TO filed by us with the SEC in connection with the Offer, as the same may be amended from time to time.